CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission (the "Commission") dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997, January 29, 1997, February 5, 1997, June 10, 1997, January 16, 1998, December 7, 1998 and June 8, 2001 in the matter of File No. 70-8461.

                                 --------------

Gulf Power Company (the "Company") hereby certifies to the Commission, pursuant to Rule 24, as follows with respect to the transactions described herein:

         1. On December 13, 2002, the issuance and sale by Gulf Power Capital Trust IV, a Delaware statutory trust (the "Trust"), of 40,000 of its Flexible Trust Preferred Securities (Liquidation Amount $1,000 per Preferred Security) (the "Trust Preferred Securities") and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $41,238,000 aggregate principal amount of its Series E Junior Subordinated Notes due November 30, 2042 (the "Junior Subordinated Notes"), pursuant to the Fifth Supplemental Indenture dated as of December 13, 2002, supplementing the Subordinated Note Indenture dated as of January 1, 1997, between the Company and JPMorgan Chase Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of December 1, 2002, providing for the guarantee by the Company of certain obligations of the Trust in respect of the Trust Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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         4. Filed herewith are the following exhibits:

        Exhibit A - Copy of the prospectus supplement with respect to the
                    Trust Preferred Securities, dated December 5, 2002, and accompanying prospectus dated June 1, 2001. (Filed electronically December 11, 2002, in File Nos. 333-59942, 333-59942-01 and 333-59942-02.)

        Exhibit B - Underwriting Agreement dated December 5, 2002.
                    (Designated in Form 8-K dated December 5, 2002, as Exhibit
                    1.)

        Exhibit C - Amended and Restated Trust Agreement dated as of
                    December 1, 2002. (Designated in Form 8-K dated December 5, 2002, as Exhibit 4.5.)

        Exhibit D - Fifth Supplemental Indenture to the Subordinated Note
                    Indenture dated as of December 13, 2002, between the Company and JPMorgan Chase Bank, as trustee. (Designated in Form 8-K dated December 5, 2002, as Exhibit 4.2.)

        Exhibit E - Guarantee Agreement, dated as of December 1, 2002, with respect to the Trust Preferred Securities. (Designated in Form 8-K dated December 5, 2002, as Exhibit 4.8.)

        Exhibit F - Opinion of Beggs & Lane dated December 19, 2002.




Dated    December 19, 2002                  GULF POWER COMPANY



                                         By /s/Wayne Boston
                                              Wayne Boston
                                           Assistant Secretary